                          Filed by CNET Networks, Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                     of the Securities Exchange Act of 1934

                      Subject Company: CNET Networks, Inc.
                         Commission File No. 000-20939


                                                           FOR IMMEDIATE RELEASE



   CNET NETWORKS ACQUISITION OF ZIFF-DAVIS INC. ONE STEP CLOSER TO COMPLETION
           Company issues revenue and EBITDA guidance for fiscal 2001

SAN FRANCISCO, CA - SEPTEMBER 5, 2000 - CNET Networks, Inc. (Nasdaq: CNET) today announced that its acquisition of ZDNet (NYSE: ZD and ZDZ) has moved one step closer to completion. As of August 31, 2000, the waiting period associated with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 terminated without inquiry by the Federal Trade Commission or the Department of Justice. Accordingly, CNET Networks is free to proceed with consummation of the transaction, which is expected to close as soon as practicable following CNET's October 17, 2000 shareholder meeting.

Separately, the company announced that in 2001, CNET Networks, including ZDNet, Computer Shopper magazine, Smart Planet and mySimon, expects to generate approximately $580 million in revenue and approximately 25 percent EBITDA margins (earnings before interest, taxes, depreciation and amortization). CNET Networks CEO Shelby Bonnie said, "Our guidance confirms that the combination of CNET and ZDNet is very complimentary reflecting our largely unduplicated user and advertiser bases and the unique strengths of both companies."

As previously announced on July 19, 2000, CNET Networks will acquire ZDNet to create the global leader in providing technology information and related services to businesses and individuals across multiple platforms. To effect the acquisition, each share of ZD common stock (NYSE: ZD) will be converted into
0.3397 shares of CNET Networks common stock, and each share of ZDNet common stock (NYSE: ZDZ) will be converted into 0.5932 shares of CNET Networks common stock. CNET expects to issue approximately 50 million shares of common stock in the transaction. As a result, holders of ZD and ZDNet stock will hold approximately 35 percent of the equity of the combined company.

To complete the transaction, the companies need shareholder approval. CNET and Ziff Davis Inc. have established September 5, 2000 as the record date. Holders of common stock on that date will receive a copy of the proxy statement. CNET will hold a special meeting of shareholders on October 17, 2000 to vote on the acquisition. Ziff Davis will hold its special meeting of shareholders of ZD series of stock and ZDNet series of stock on October 13, 2000. Softbank, which owns a majority of the voting stock of Ziff-Davis, has agreed to vote its shares in favor of the transaction. Members of CNET's management representing approximately 20 percent of CNET's stock have also agreed to vote in favor of the transaction.


ABOUT CNET NETWORKS, INC.

CNET Networks, Inc. (Nasdaq: CNET), is the trusted source of information for buyers, sellers, and suppliers around the world. CNET Networks, Inc. is a platform for two Internet brands, a computer product database, and television and radio programming for people and businesses. CNET, www.cnet.com, is an indispensable source of knowledge about computers, the Internet and technology, serving millions of users each day. CNET's Web content has been localized for nine Asia Pacific markets: India, Hong Kong, Singapore, Malaysia, Japan, Korea, China, Taiwan and Australia. CNET's award-winning television and radio programs are broadcast in 100 countries worldwide, as well as on CNBC and other national distribution in the U.S. mySimon, www.mysimon.com, offers its users a valuable online buying guide that covers more than 200 categories and over 2000 merchants. CNET Data Services is the industry standard for information powering the computer and electronics sales and distribution channels. CNET Networks, Inc. currently has investments in cash and marketable securities valued at more than a half-billion dollars.




CNET News Announcement                                                    page 1
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ABOUT ZDNET

ZDNet (NYSE: ZDZ) operates the world's leading Web destination (www.zdnet.com) for people who want to buy, use and learn about technology. Part of a global network of technology-focused sites produced through local operations in 22 countries and in 14 languages. Winner of the Computer Press Association's Best Overall Online Site Award for two years in a row, ZDNet Sites consistently ranks among the top 20 Web properties in the United States in unique visitor reach, and the top 15 among the At Work audience according to Media Metrix. Its technology-interested audience ranges from consumers to IT professionals. ZDNet is headquartered in San Francisco.

Lazard Freres acted as financial advisor to CNET Networks, Inc. in the transaction. Morgan Stanley & Co. served as financial advisor to ZDNet.

Safe Harbor

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ materially. These statements are often identified by words such as "expect" "anticipated" and "intend."

Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that the stockholders of CNET will not approve the merger.

Statements regarding the expected benefits of the transaction and the company's expected revenues and EBITDA margins are subject to the following risks: that expected synergies will not be achieved; that that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; the inability to establish or renew relationships with commerce, advertising, marketing, technology, and content providers, and to the general risks associated with the companies' businesses. For risks about CNET's business see its Form 10-K for the year-ended December 31, 1999 and subsequent Forms 10-Q and Forms 8-K, and for risks about Ziff-Davis's business, see its Form 10-K for the-year ended December 31, 1999 and subsequent Forms 10-Q and Forms 8-K, as well as its definitive proxy statement dated February 7, 2000 and other SEC filings.

In addition, investors and security holders are urged to read the joint proxy statement/prospectus regarding the merger because it contains important information about the risks related to the companies' business and the merger. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by CNET and Ziff-Davis. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by CNET and Ziff-Davis at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the companies.

                                      ###

CNET Investor Relations Contact:            CNET Public Relations Contact:
April Walden                                         Kirsten Bollen
AVP, Investor Relations                     PR Manager
415-364-8553                                         415-364-8230
aprilw@cnet.com                             kirstenb@cnet.com



CNET News Announcement                                                    page 2